SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

(Commission File Number: 1-14862)

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

The following exhibit is furnished with this document:

Exhibit 1.	Consolidated financial statements of Ipiranga Química S.A. at December 31, 2006 (audited) and 2005 (unaudited), and for the years ended December 31, 2006 (audited) and December 31, 2005 (unaudited).

Exhibit 2.	Consolidated interim financial statements of Ipiranga Química S.A. at March 31, 2007 (unaudited) and for the three-months ended March 31, 2007 and 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASKEM S.A.
Date: May 20, 2008

	By:	/s/ Carlos José Fadigas de Souza Filho
	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

Exhibit 1

Report of Independent Auditors

To the Board of Directors and Stockholders

Ipiranga Química S.A. and Subsidiaries

1	We have audited the accompanying consolidated balance sheets of Ipiranga Química S.A. and its subsidiaries as of December 31, 2006, and the related consolidated statements of operations and of changes in financial position, for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2	We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3	In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Ipiranga Química S.A. and its subsidiaries at December 31, 2006, and consolidated results of operations and of changes in financial position, for the year then ended, in accordance with accounting practices adopted in Brazil.

Ipiranga Química S.A. and Subsidiaries

4	Our audit was conducted of the purpose of issuing a opinion of the financial statements, referred to in the first paragraph, taken as a whole. The statement of cash flows, presented in the financial statements to provide supplementary information about the Company, is not a required part of the financial statements. This information has been subjected to the audit procedures described in statement in order for it to be fairly presented in all material respects in relation to the financial statements taken as a whole.

5	The financial statements for the year ended December 31, 2005, presented for comparison purposes, were not audited by independent auditors. Our opinion does not cover those financial statements.

PricewaterhouseCoopers	Porto Alegre, Brazil
Auditores Independentes	January 08, 2008

Ipiranga Química S.A. and Subsidiaries

Consolidated Balance Sheets at December 31

In millions of reais

	2006	2005
		Unaudited
Assets
Current liabilities
Cash and cash equivalents (Note 4)	84	89
Marketable securities (Note 5)	12	4
Customers
Local customers	402	238
Foreign customers	212	93
Export drafts - billed	(150)	(136)
Swap receivables (Note 6)	19	16
Inventories (Note 7)	361	348
Taxes and charges recoverable (Note 8)	85	105
Prepaid expenses (Note 9)	11	7
Other accounts receivable	13	20

	1,049	784

Non-current assets
Long-term receivables
Customers	3
Taxes and charges recoverable (Note 8)	292	241
Judicial deposits (Note 20)	9	8
Prepaid expenses (Note 9)	1	2
Claims receivable and other	9	10

	314	261

Permanent assets
Investments (Note 10)	66	97
Property, plant and equipment (Note 11)	962	977
Deferred charges (Note 12)	18	16

	1,046	1,090

	1,360	1,352

Total assets	2,409	2,135

Liabilities and stockholders’ equity
Current liabilities
Suppliers	650	469
Loans, financing, and debentures (Note 13)	226	332
Taxes and charges payable (Note 14)	41	35
Social, labor, and other contributions and charges	64	74
Proposed dividends and interest on capital	7	2
Swap payables (Note 6)	7	1
Income tax and social contribution	15	21
Provision for contingencies (Note 20)	9	2

	1,019	936

Non-current liabilities
Long-term liabilities
Loans, financing, and debentures (Note 13)	698	710
Taxes and charges payable (Note 14)	6	8
Income tax and social contribution	39	16
Provision for contingencies (Note 20)	11	3
Provision for post-employment benefits (Note 21)	11	13
Other long-term liabilities	4	14

	769	764

Minority interest	37	57

Stockholders’ equity (Note 16)
Capital	295	295
Capital reserve	86	86
Revenue reserves	208
Retained earnings (deficit)	(5)	(3)

	584	378

Total liabilities and stockholders’ equity	2,409	2,135

The accompanying notes are an integral part of these financial statements.

Ipiranga Química S.A. and Subsidiaries

Consolidated Statements of Operations

Year Ended December 31

In millions of reais, except when otherwise indicated

	2006	2005
		Unaudited
Gross sales
Sale of chemical, petrochemical products and utilities
Local market	3,980	2,217
Foreign market	947	2,287

	4,927	4,504
Taxes, contributions and freight on sales	(1,281)	(1,248)

Net sales	3,646	3,256

Cost of products, utilities and services	(2,992)	(2,610)

Gross profit	654	646
Operating (expenses) income
Selling	(59)	(74)
General and administrative	(120)	(114)
Depreciation and amortization	(13)	(15)
Other operating income (expenses), net	8	23

	(184)	(180)

Operating profit before financial result	470	466

Financial result (Note 17)
Financial expenses	(232)	(278)
Financial income	149	144

	(83)	(134)

Amortization of goodwill	(24)	(19)

Operating profit	363	313

Non-operating result
Non-operating (expenses) income	(35)	2

	(35)	2

Ipiranga Química S.A. and Subsidiaries

Consolidated Statements of Operations

Year Ended December 31

In millions of reais, except when otherwise indicated	(continued)

	2006	2005
		Unaudited
Income before income tax and social contribution	328	315

Provision for income tax and social contribution (Note 15)	(102)	(81)
Deferred income tax and social contribution (Note 15)	23	(5)

Net income of the year before profit sharing and minority interest	249	(86)

Profit Sharing	(8)
Minority interest	(35)	(33)

Consolidated net income of the year	206	196

Shares at the end of the year (in thousands)	436,074,462	436,074,462

Net income per share (in R$)	0.0005	0.0004

The accompanying notes are an integral part of these financial statements.

Ipiranga Química S.A. and Subsidiaries

Statements of Changes in Stockholders’ Equity

In millions of reais

		Capital reserve	Revenue reserves			Retained
	Capital	Fiscal incentives	Legal	Statutory	Special	earnings (deficit )	Total
At December 31, 2004 (Unaudited)	295	86				(199)	182
Net income for the year						196	196

At December 31, 2005 (Unaudited)	295	86				(3)	378

Net income for the year						206	206
Appropriation of net income
Legal reserve			10			(10)
Statutory reserve				149		(149)
Special reserve					49	(49)

At December 31, 2006	295	86	10	149	49	(5)	584

The accompanying notes are an integral part of these financial statements.

Ipiranga Química S.A. and Subsidiaries

Consolidated Statements of Changes in Financial Position

Year Ended December 31

In millions of reais

	2006	2005
		Unaudited
Financial resources were provided by
Operations
Net income of the year	206	196
Share of minority stockholders in net income	35	33
Expenses (income) not affecting working capital
Depreciation and amortization	79	86
Amortization of goodwill	24	19
Disposals of property, plant and equipment and other	23	1
Loss on change of interest in subsidiary	33
Provision for administrative, civil and labor contingencies	7	2
Monetary/exchange variations and interest on long-term assets	(2)	(1)
Monetary/exchange variations and interest on long-term liabilities	(13)	1
Effect upstream merger	(4)	(14)
Deferred long-term income tax and social contribution	(18)	(11)

	370	312

Third parties
Decrease in long-term receivables
Increase in long-term liabilities	7
Loan and financing issuances	417	245

	424	245

Total funds provided	794	557

Financial resources were used for
Increase in long-term receivables
Permanent assets	15	46
Investments		11
Property, plant and equipment	84	66
Deferred charges	1	2
Transfer from loans and financing to current liabilities	154	379
Decrease in other long-term liabilities accounts	267	7
Repayments	17
Redemptions of preferred shares	61
Interest on own capital and dividends	13	2

Total funds used	612	513

Ipiranga Química S.A. and Subsidiaries

Consolidated Statements of Changes in Financial Position

Year Ended December 31

In millions of reais	(continued)

	2006	2005
		Unaudited
Increase in working capital	182	44
Current assets
At the end of the year	1,049	784
At the beginning of the year	784	973

	265	(189)

Current liabilities
At the end of the year	1,019	936
At the beginning of the year	936	1,169

	83	(233)

Increase in working capital	182	44

The accompanying notes are an integral part of these financial statements.

Ipiranga Química S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Year Ended December 31

In millions of reais

	2006	2005
		Unaudited
Net income of the year	206	196
Share of minority stockholders in net income	35	33
Expenses (income) not affecting cash
Depreciation and amortization	79	86
Provision for administrative, civil and labor contingencies	(5)	2
Provision for post-employment benefits	(3)	(14)
Allowance for doubtful accounts	(20)	(14)
Disposals of property, plant and equipment and other	26	15
Loss on change of interest in subsidiary	33
Monetary/exchange variations and interest on liabilities	36	32
Monetary/exchange variations and interest on assets	5	(2)
Deferred income tax and social contribution	(23)	5
Amortization of goodwill	24	19
Trade accounts receivable	(274)	228
Inventories	(18)	(17)
Other accounts receivable - current and long-term	(23)	(106)
Suppliers	191	24
Other accounts payable - current and long-term	82	(96)

Net cash provided by operating activities	351	391

Additions to investments		(11)
Additions to property, plant and equipment	(84)	(66)
Additions to deferred charges	(1)	(2)

Net cash used in investment activities	(85)	(79)

Loans, financing and export drafts
Issuances	1,137	1,104
Repayments	(1,277)	(1,470)
Return of capital to stockholders	(17)	45
Redemptions of preferred shares	(61)
Interest on capital and dividends	(68)	(2)

Net cash used in financing activities	(286)	(323)

Net change in cash and cash equivalents	(20)	(11)

Initial cash and cash equivalents balance	104	120

Final cash and cash equivalents balance	84	109

Net change in cash and cash equivalents	(20)	(11)

The accompanying notes are an integral part of these financial statements.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

1	Operations

Ipiranga Química S.A (referred to as the “Company”), headquartered in São Paulo, is a closely-held corporation and its main objectives are the distribution, sales and industrialization of solvents derived from petroleum and petrochemical industries, the distribution and sales of process oils, other petroleum by-products, chemical intermediate products, polymers, and chemical specialties.

The Company changed its name from Ipiranga Comercial Química S.A. to Ipiranga Química S.A. in 2006. This change occurred because the Company was known in the market as Ipiranga Química.

The Company also has a percentage of ownership in Ipiranga Petroquímica S.A. - IPQ, which is engaged in the production and sales of high-density polyethylene. Furthermore, it also has an indirect stake in COPESUL - Companhia Petroquímica do Sul through IPQ, which provides it with the main inputs used in the production process.

2	Presentation of the Financial Statements

The consolidated financial statements were prepared and are presented in accordance with accounting practices adopted in Brazil, based on the provisions included in Brazilian Corporate Law as well as the Brazilian Securities Commission (CVM) standards and procedures. The financial statements presented here do not include the parent company’s stand-alone financial statements and do not represent statutory accounts.

The preparation of financial statements requires the use of estimates to account for certain assets and liabilities and other transactions. Therefore, the Company’s consolidated financial statements include estimates referring to the selection of useful lives of fixed assets, necessary accruals for contingent liabilities and determination of the accrual for income tax. Actual results may differ from such estimates.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

3	Significant Accounting Practices

(a)	Consolidated financial statements

These consolidated statements include the subsidiaries Ipiranga Petroquímica S.A., Ipiranga Química Armazéns Gerais Ltda., and Isatec Pesquisa Desenvolvimento e Análises Químicas Ltda. It is important to mention that Ipiranga Petroquímica S.A. holds a 29.46% investment in COPESUL - Companhia Petroquímica do Sul (herein called indirect subsidiary), which is proportionaly consolidated in these consolidated statements. In the consolidation process, balances, income, expenses, and unrealized profits arising from operations among the group companies were eliminated, as well as investments in subsidiaries.

(b)	Marketable securities and swap and option receivables and payables

These are stated at cost, plus accrued contractual financial income up to the date of the financial statements, which does not exceed the market value (Note 5).

The customers whose receivable balance is in negotiation with the Company’s collection department, and have estimated payment terms greater than one year, are classified in long-term accounts receivable.

(c)	Allowance for doubtful accounts

The Company has individual knowledge of the credit profile of its customers, which provides means of measuring their payment capacity. Therefore, the provision set up is an amount considered to be enough by management to cover the estimated losses on realization of the credits.

(d)	Inventories

Inventories are stated at the lower of the average cost of acquisition and the market value or net realizable value. The imports in transit are recorded at the accumulated cost of each import (Note 7).

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(e)	Deferred income tax and social contribution

These are calculated on the temporary differences and on income tax and social contribution losses based on the income tax and social contribution rates applicable at the time the tax effects are expected to be realized or settled. The taxes deferred on income tax and social contribution losses are limited to ten years.

Deferred income tax and social contribution assets are only recognized up to the amount considered as probable to be realized (Note 8).

(f)	Investments in subsidiaries

The goodwill on the acquisition of investments is amortized over the expected period of benefit, never longer than 10 years.

(g)	Property, plant and equipment

Property, plant, and equipment are recorded at acquisition or construction cost and adjusted for price-level restatement up to December 31, 1995. Depreciation is calculated on the straight-line basis at the rates presented in Note 11.

The financial charges incurred during the construction period of property, plant, and equipment are capitalized.

Whenever there is evidence that an item of property, plant and equipment could have a recoverable value lower than its net book value, the recoverable value is calculated in order to determine the need to make provision. Recoverable value is the greater of the value in use and the net sale value.

(h)	Loans and financing

The loans and financing are presented by the amount of the principal plus prorated financial charges up to the date of the financial statements (Note 13).

(i)	Interest on capital

The interest on capital received, paid or accrued is recorded as financial income and expense, respectively. For purposes of the financial statements, being in substance equivalent to dividends, they are reclassified to the investment and retained earnings accounts, respectively.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(j)	Actuarial liabilities with post-employment benefits

The actuarial liabilities relating to the post-employment benefits granted or to grant to employees, retirees, and pensioners (net of the assets that guarantee the fund) are recorded based on an actuarial calculation made by an independent actuary according to the projected unit credit method (Note 21).

(k)	Other assets and liabilities

The other assets and liabilities, classified as current and long-term, follow the realization or settlement terms. The other assets and liabilities are stated at cost or realization value and known or calculable values, respectively, including when applicable the earnings, charges, and monetary restatements and exchange rate variances.

The vendor operations made with financial institutions are classified as a reduction of the corresponding accounts receivable.

(l)	Determination of results of operations

The revenue from sale of products is recognized when the significant risks and benefits related with the ownership of the asset are transferred to the buyer.

Earnings from the sale of services are recognized at the time the service is complete.

The result includes the earnings, charges, and monetary restatements and exchange rate variations at official indices and rates on the current and long-term assets and liabilities, and when applicable, the effects of adjusting assets to market or realizable value.

The tax charges are estimated based on the income tax rates of 15%, with an additional 10%, and social contribution of 9%.

(m)	Statement of cash flows

The consolidated statement of cash flows is prepared in accordance with the Accounting Standards and Procedures - NPC no. 20 of IBRACON (Institute of Independent Auditors of Brazil).

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

4	Cash and Cash Equivalents

The investments included in this account have a term of no longer than 90 days.

	2006	2005
		Unaudited
Cash and banks	20	47
Investments in Fundo Investimento Financeiro Multimercado	46	27
Interest bearing account	6	3
Overnight and term deposits	12	12

	84	89

5	Marketable Securities

	2006	2005
		Unaudited
Term deposit	12	4

	12	4

6	Swap Receivables and Payables

The indirect subsidiary COPESUL - Companhia Petroquímica do Sul entered into transactions involving U.S. dollar options, called Box Options, as shown and commented below, with the sole purpose of investing cash at a more attractive rate. In addition, it also contracted swap operations aiming to obtain maximization of the yield earned by Fundo de Investimento Financeiro Multimercado Copesul, which is managed by COPESUL and whose custodian and manager is Banco Santander Brasil S.A.

On December 31, 2006 and 2005 (Unaudited), the assets and liabilities of Fundo de Investimento Financeiro Multimercado Copesul were distributed among the various accounts of the balance sheet in accordance with the nature of the respective accounts, in compliance with Instruction CVM 408/2004

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(a)	Amounts receivable

	2006	2005
		Unaudited
Swap receivables	8	1
Options - Fixed income Box Operations	11	15

	19	16

(b)	Amounts payable

	2006	2005
		Unaudited
Swap payables	7	1

	7	1

Box options are combined transactions that involve purchase and sale of options in U.S. dollars for the same maturity at a certain price, so that, regardless of the future U.S. dollar rate, the Company previously knows the net result of those operations. It is similar, therefore, to fixed income operations. The value paid for the options, called a premium, refers to the amount invested by the Company and the sum redeemed will be the premium plus the pre-fixed return. In parallel to the contracting of purchase and sale operations of options, the Company uses Swaps with the purpose of exchanging the fixed income yield for the variance of Interbank Deposit Certificates - CDI.

7	Inventories

Inventories are represented as follows:

	2006	2005
		Unaudited
Raw materials	135	105
Finished products	143	158
Resupply and other materials	75	81
Chemical and intermediate products	8	4

	361	348

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

8	Taxes and Charges Recoverable

This account is represented as follows:

	2006	2005
		Unaudited
Deferred taxes
Deferred IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income) tax on temporary additions (i)	151	135

	151	135
Other taxes and charges recoverable
Prepaid IRPJ and CSLL	5	50
Withholding tax	12	8
ICMS recoverable (ii)	164	114
IPI recoverable (iii)	2	2
ILL - tax on net income (iv)	16	15
ADIR - Additional State Income Tax (v)	8	9
PIS and COFINS recoverable	7	12
PASEP recoverable (vi)	11
Other taxes	1	1

	226	211
	377	346

Current assets	85	105

Long-term receivables	292	241

(i)	The taxes deferred on December 31, 2006 total R$ 151 (R$ 135 on December 31, 2005 - Unaudited) and is expected to be realized as follows

Year	2006	2005
		Unaudited
2006		18.51
2007	6.96	42.41
2008	12.48	32.27
2009	3.71	2.36
2010 and after	76.85	4.45

	100.00	100.00

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(ii)	The direct subsidiary Ipiranga Petroquímica S.A. signed an agreement with the Government of the State of Rio Grande do Sul on December 26, 2006 for the realization of the ICMS credits accumulated until December 31, 2006. The agreement made will be in effect from January 2007 to December 2014. During this period the State will authorize monthly transfers of those credits accumulated based on the growth of taxes resulting from the substitution of purchasing naphtha from other Units in the Federation for naphtha produced in the State of Rio Grande do Sul and/or imported from abroad.

The indirect subsidiary COPESUL - Companhia Petroquímica do Sul, as of August 2000, started recording the ICMS credits paid on acquisitions of property, plant and equipment, as determined by Complementary Law 102 dated July 11, 2000. The credits are expected to be compensated by 2010.

(iii)	The indirect subsidiary COPESUL - Companhia Petroquímica do Sul recognizes an IPI credit on the acquisitions of raw materials used in the production process, despite these products being defined as “zero rate”. In order to use these credits, every quarter they are offset with federal taxes in accordance with Decree 4544/2002 and paragraph 4, article 16 of the Regulatory Instruction No. 460/2004 of the Brazilian Revenue Secretariat. The long-term balance refers to the IPI Credit Premium that was judicially recognized and will be realized by the end of 2008.

(iv)	This refers to the tax credit of Tax on Net Income - ILL paid by the indirect subsidiary COPESUL - Companhia Petroquímica do Sul from 1989 to 1991 and recognized in accounting terms in the assets of December 2002 as this tax was considered unconstitutional according to Resolution of the Federal Senate No. 82 of November 18, 1996 and republished on November 22, 1996. The Company is seeking administratively the right of compensation of this credit with other taxes.

(v)	Refers to the Additional State Income Tax (ADIR), for which the indirect subsidiary COPESUL - Companhia Petroquímica do Sul was awarded a final favorable judgment, and a security to cover court-ordered debts was issued. This security should be received at its original amount, in cash, plus legal interest, in successive and equal annual installments over a maximum ten-year period, from 2001. Up to December 31, 2006 no installment had been settled on its maturity, but they may be offset in future years against State taxes, as determined by Article 2 of Constitutional Amendment 30 of September 13, 2000. As a means of precaution, the Company filed an appeal in order to avoid the first installment becoming time-barred as well as to offset the ICMS tax credit generated in its operations.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(vi)	During 2006 the indirect subsidiary COPESUL - Companhia Petroquímica do Sul recognized a PASEP judicial tax credit, seeking the right to carry out the payments in accordance with Complementary Law 8/70, using as a calculation basis the revenue of the sixth month prior to the occurrence of the taxable event, in light of Resolution No. 49/95 of the Federal Senate in a final decision. This credit was recognized in the income statement for the year 2006 in other net operating income and financial income accounts.

9	Prepaid Expenses

Prepaid expenses comprise payments made in advance, relating to benefits or services to be received by the Company and its subsidiaries in future years.

Realization will not be in cash, but by appropriation to the results of operations, as follows:

	2006	2005
		Unaudited
Commissions	2	2
Insurance	4	4
Catalysts (*)	3	3
Other prepaid expenses	3

	12	9
Current assets	11	7

Long-term receivables	1	2

(*)	Catalysts are chemical products used as agents that promote a chemical reaction in the production of basic petrochemicals. Their average useful life and amortization period is six years.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

10	Investments

Investments are represented as follows:

	2006	2005
		Unaudited
Goodwill on the acquisition of investments	63	93
Other investments	3	4

	66	97

The goodwill with the acquisition of investments comes from the purchase of shares by Ipiranga Petroquímica S.A. - IPQ in 1998 and 2003 is amortized over the expected period of benefit, never longer than ten years.

11	Property, Plant and Equipment

	2006		2005
			Unaudited
	Annual depreciation rates - %
Land		16	16
Facilities and improvements	3	130	136
Equipment and operational installations	4	731	759
Computers and peripherals	20	7	7
Furniture and fixtures	10	3	3
Vehicles	20	2	2
Construction in progress		59	52
Other	10	14	2

		962	977

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

12	Deferred Charges

Deferred charges comprise:

		2006			2005
					Unaudited
	Annual amortization rates - %	Restated cost	Accumulated amortization	Net	Net
Pre-operating and industrial expansion expenses COPESUL - Companhia Petroquímica do Sul	20	19	(16)	3	3
Ipiranga Petroquímica S.A.	10	30	(21)	9	11
Goodwill on the acquisition of investment (purchase of
Forlab)	10	7	(1)	6	2

		56	(38)	18	16

13	Loans, Financing and Debentures

(a)	Liabilities for loans and financing are as follows

	Index	charges - % (*)	2006	2005
				Unaudited
Foreign currency
Working capital (pre-payment)	Dollar	7.11	910	726
Export drafts - restricted			(150)	(136)

			760	590

Local currency
BNDES	TJLP	9.64	44	40
Financing of investment	IGPM	6.52	10	36
Working capital	CDI	12.95	8	69

			62	145

Debentures			102	307
Current liabilities			226	332

Long-term liabilities			698	710

(*)	Weighted average rate that reflects the charges on loans.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

CDI - Interbank Deposit Certificate

TJLP - Long-Term Interest Rate

Debentures

On May 26, 2003 an Extraordinary General Meeting of Ipiranga Química was held that discussed and approved the issuance of two series of private convertible debentures: the A series with 11,000 (eleven thousand) debentures in the amount of R$ 10 (ten thousand reais) each one resulting in a total amount of R$ 110, and the B series with 80,000 (eighty thousand) debentures in the amount of R$ 1 (one thousand reais) each one resulting in a total amount of R$ 80, both with real property security rights and payment due in five years. The ebêntures were subscribed by Distribuidora de Produtos de Petróleo Ipiranga S.A. DPPI and by Companhia Brasileira de Petróleo Ipiranga - CBPI on June DPPI subscribed all the series A debentures and CBPI subscribed all the B series debentures.

The subscribed debentures have the right to a compensation that corresponds to the variation of the interbank deposits (DI rate) plus a spread of 1.1% to 2.8% p.a. The spread is subject to renegotiation: the Series A debentures every six months and the series B debentures every five months. In 2005 the spread was of 1% to 1.4% p.a. for CBPI and 1% to 1.5% p.a. for DPPI. In 2006 the spread was of 1% p.a. for CBPI and for DPPI. The DI rate was 15.1% p.a. in 2006 and 18% p.a. in 2005.

By means of a memorandum of understanding signed on October 3, 2005, the Company and its stockholders agreed to hold an Extraordinary General Meeting - AGE in order to discuss the changes in the type of debentures issued in June 2003 by the Company, from convertible into shares to non-convertible into shares and the issuance of a subscription bonus to be delivered to DPPI and to CBPI without any cost, in substitution of the right of conversion foreseen in the debentures held by both.

The AGE mentioned was held on October 6, 2005 and all the operations listed in the memorandum of understanding were carried out. A Purchase Agreement was signed on December 1, 2005 when DPPI sold the bonuses referred to for R$ 29 to Refinaria de Petróleo Ipiranga S.A., which thus kept its interest in the Company intact.

The principal and interest is due on June 1, 2008; however, R$ 241 of the initial balance of R$ 307 in debentures was paid in advance during 2006. The balance at December 31, 2006 was R$ 101, classified between short and long-term). The interest on capital to receive from Ipiranga Petroquímica S.A. - IPQ in the amount of R$ 24 will be used in full for the early payment of the debentures in 2007.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(b)	Long-term financing falls due as follows

Year	2006	2005
		Unaudited
2007		143
2008	187	427
2009	141	86
2010	131	54
After 2010	239

	698	710

(c)	Guarantees

The financings in foreign currency are guaranteed by promissory notes, surety bonds from CBPI, RPI, and Refinaria de Petróleo Ipiranga S.A. - RPI, and exports. At Ipiranga Petroquímica S.A., the financings are guaranteed in part by the mortgage of plant 2 of COPESUL - Companhia Petroquímica do Sul and by letter of guarantee.

The financings contracted with Banco Nacional de Desenvolvimento Econômico e Social - BNDES have as a fiduciary guarantee the operational plant of COPESUL - Companhia Petroquímica do Sul and the purchase of investment is guaranteed by shares of COPESUL - Companhia Petroquímica do Sul. Loans for working capital are guaranteed by promissory notes, NCE’s (Export Credit Notes), and sales.

14	Taxes and Charges Payable

	2006	2005
		Unaudited
IPI payable	16	15
PIS and COFINS payable	12	3
CIDE on fuels payable	6	3
IRPJ (Corporate Income Tax) payable		8
ICMS payable	8	9
Other retentions payable	5	5

	47	43
Current liabilities	41	35

Long-term liabilities	6	8

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

15	Income Tax and Social Contribution - Parent Company

(a)	Composition of deferred taxes

Deferred taxes are based on the profitability record of the Company supported by estimates that forecast future profits for the realization of these assets within less than 10 years. The taxes were computed as follows:

	2006	2005
		Unaudited
Provisions for variable compensation	1
Allowance for doubtful accounts	1
Provision for contingencies	1
Provision for post-employment benefits		2
Provision for loss on financial investment in Banco Santos	3	3

Calculation basis for temporary differences	6	5

Standard tax rate - %	34	34

	2	2

Income tax on tax loss - 25%	5	6
Social contribution on tax loss - 9%	7	6

	12	12

Total of deferred income tax and social contribution assets	14	14

Current assets	1

Long-term receivables	13	14

In 2006, the Company had social contribution tax losses, thus constituting a deferred tax asset on these amounts, which do not expire and can be offset against future taxable profits. The utilization of tax losses is limited to 30% of the taxable profit, as determined by the Brazilian fiscal legislation.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(b)	Forecast of the realization of the deferred tax asset

The Company’s management, based on the approved budget and business plan, forecasts that the tax credit will be realized as shown below:

	2006	2005
		Unaudited
2007	1	2
2008	4	2
2009	3	3
2010	1	2
2011 to 2014	5	5

	14	14

Since the taxable basis of the income tax and social contribution arises from not only the profit that can be generated, but also the existence of non-taxable income, non-deductible expenses, fiscal incentives, and other variables, there is not an immediate correlation between the Company’s net income and the result of income tax and social contribution. Therefore, the expectation of using the tax credits should not be taken as the only indicator of the Company’s future results.

16	Stockholders’ Equity

(a)	Capital

The capital comprises 436,074,462,490 common nominative shares, all without par value and belonging to stockholders resident in the country.

(b)	Special reserve

The stockholders are assured each year of minimum compulsory dividends that correspond to 25% of the year’s net income adjusted as provided by the law. Due to the complete utilization of the resources received and the forecast of using the monies to be received from the subsidiary Ipiranga Petroquímica S.A. for paying the debentures, the Company’s Board of Directors proposed in the Annual General Meeting held on April 18, 2007 the retention of the profits for year 2006, which is an amount of R$ 49 and corresponds to the compulsory dividends, transferring it to a Special Reserve.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(c)	Statutory reserve

This reserve refers to the retention of the remaining balance of the retained earnings in order to meet the project of growing the business established in the investment plan, which corresponds to 75% of the net income for the year after the deduction of the legal reserve and cannot surpass the amount of the capital. A retention of R$ 149 was approved during the Annual General Meeting held on April 18, 2007, for the reserve for working capital and the maintenance and improvement of the facilities.

(d)	Relevant fact

Acquisition of the Ipiranga Group

A Relevant Fact was published in the press on March 19, 2007 that deals with the acquisition of the Ipiranga Group by Ultrapar Participações S.A. (Ultrapar) in the capacity of agent for the account and order of Braskem and Petrobras. Braskem and Petrobras will own the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and by the latter’s interest in Copesul, in the proportion of 60% for Braskem and 40% for Petrobras.

On April 18, 2007, Braskem and Copesul announced by a Relevant Fact that Braskem, through its subsidiary EDSP58 Participações S.A. (“Offeror”), together with Unibanco - União de Bancos Brasileiros S.A., as intermediary institution (“Intermediary”), submitted a request for registering a public tender offer for the acquisition of Copesul shares (“Offer”) to delist it from the São Paulo Stock Exchange - BOVESPA (“BOVESPA”) as provided for in article 4, paragraph 4 of Law no. 6,404/76 and the CVM Instruction no. 361/02 and in compliance with the information already disclosed by the Relevant Fact published on March 19, 2007. The Offeror is a corporation with capital held by Braskem and by Petróleo Brasileiro S.A. - Petrobras, in the proportion of 60% and 40%, respectively.

The appraisal report on the above-mentioned Offer, issued by Calyon Corporate Finance Brasil - Consultoria Financeira Ltda., dated April 16, 2007, was sent on April 18 to the Brazilian Securities Commission - CVM (“CVM”) and is available for anyone interested at the São Paulo Stock Exchange - Bovespa, at Braskem’s headquarters, and at the Offeror, the Intermediary, at Copesul, as well as at CVM, and was also available beginning on that date, at the following electronic addresses: www.braskem.com.br, www.copesul.com.br, www.bovespa.com.br, and www.cvm.gov.br, as established by article 8, paragraph 5, of CVM Instruction no. 361/02.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

Tender Offer for shares of Copesul (“Offer”)

On October 5, 2007, Braskem and Copesul, by means of a Relevant Fact, which has been copied below, informed the result of the Tender Offer for Copesul shares (“offer”):

Braskem S.A. (“Braskem”), for itself and its controlled company EDSP58 Participações S.A. (“Offeror”) and Copesul - Companhia Petroquímica do Sul (“Copesul”), in compliance with the terms of CVM Instruction no. 358/02, inform that in the Tender Offer for the Acquisition of Common Shares Issued by Copesul (“Offer”) held on this date in the electronic trading system of the São Paulo Stock Exchange - Bovespa, the Offeror purchased 34,040,927 (thirty-four million, forty thousand, nine hundred and twenty seven) common shares of Copesul, which represent more than 2/3 (two-thirds) of the outstanding shares.

Since more than 2/3 (two-thirds) of the shares in circulation were purchased, after verifying compliance with the norms that apply to the Offer, the Brazilian Securities Commission (“CVM”) delisted Copesul on October 17, 2007.

During 3 (three months) from the offer date, the holders of Copesul shares in circulation may sell their shares to the Offeror for the same price as during the Offer, updated through the date of the actual payment, according to the notification of the Offer published on August 14, 2007.

Furthermore, considering that the remaining shares in circulation are less than 5% (five percent) of the total shares, Copesul’s Board of Directors will call a Stockholders’ General Meeting to discuss the purchase of these shares for the price of the Offer, according to paragraph 5 of article 4 of Law no. 6,404/76.

According to the terms of Instruction 361/02, Bovespa has 4 business days to send to CVM the final reports regarding the auction.”

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

17	Financial Result

The Company’s financial result in the first quarter of 2007, compared with the 2006 year, is as follows:

	2006	2005
		Unaudited
Financial income
Interest	14	17
Revenue with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	93	33
Monetary variations on assets	13	3
Exchange variations on assets	(2)	79
PASEP adjustment	9
Other financial income	22	12

	149	144

Financial expenses
Interest and charges on loans and financing	(168)	(218)
Expense with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	(84)	(25)
Exchange variations on liabilities	57	2
Monetary variations on liabilities	(1)	(2)
Other financial expenses	(36)	(35)

	(232)	(278)

Net financial result	(83)	(134)

18	Financial Instruments

Considering the terms of CVM Instruction no. 235/95, the Company and its subsidiaries made an assessment of their current assets and liabilities in relation to the market value through information available and appropriate assessment methodologies. However, both the interpretation of market data and the selection of assessment methods require considerable judgment and reasonable estimates to produce the appropriate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts that can be realized in the current market. The use of different market hypotheses and/or methodologies for estimates can have a significant effect on estimated realizable values.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

The Company and its subsidiaries participate in operations that involve financial instruments, all of which are registered in assets and liabilities, which have the purpose of meeting their needs as well as reducing the exposure to credit and currency risks. The management of these risks is done by defining strategies, establishing controls, and determining the limits of positions.

The main bases of financial instruments that affect the Company’s business are listed below:

(a)	Currency risk

This risk derives from the possibility of the Company incurring significant losses due to fluctuations in the exchange rates that would affect the balances of loans and financing in foreign currency. The exposure to the exchange rate fluctuations may be shown as follows:

	Millions of US$
	2006	2005
		Unaudited
Loans and financing	(356)	(252)
Swap operations	3
Other liabilities	(11)	(9)
Assets	57	26

Net exposure	(307)	(235)

Exchange rate of the US$ to Reais	2.1380	2.3407

(b)	Credit risk

The Company’s sales policy is intimately associated with the level of credit risk that it is willing to accept during its business dealings. The diversification of its portfolio of receivables, the selectivity of its customers, as well as the monitoring of the sales financing terms per business segment and individual limits of position are procedures adopted in order to minimize possible problems of default in its accounts receivable.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

(c)	Liquidity risk

The Company manages the liquidity risk by placing its investments in top financial institutions and maintaining sufficient cash balances and financial investments for honoring its commitments. Considering the nature of the business, the Company maintains credit lines (vendor) with financial institutions in order to bring flexibility to its receivable terms.

The book amounts of the Company’s main financial instruments on December 31, 2006 recorded in the assets and liabilities approximate their market values.

19	Insurance

The Company and its subsidiaries have an insurance and risk management program that provides coverage and protection for all its insurable assets, including insurance coverage for the risks that could result from production interruption.

The coverage and limits insured in the policies contracted are considered by management as sufficient to cover the possible losses that could occur considering the nature of the activity of the Company and its subsidiaries.

20	Contingencies

(a)	Probable contingent liabilities

Provisions were set up in order to cover the probable losses estimated by management, supported by the legal advisors, resulting from the following processes:

	Judicial deposits		Provisions for contingencies
	2006	2005	2006	2005
		Unaudited		Unaudited
Tax contingencies	2	7	8	1
Labor contingencies	1	1	10	3
Civil and other contingencies	6		2	1

	9	8	20	5
Current			9	2
Long-term	9	8	11	3

	9	8	20	5

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

Characteristics of the amounts:

•	Tax contingencies

Ipiranga Petroquímica S.A. - On December 31, 2006, the tax claims in this classification refer to the following items: (1) Withholding Tax (IRRF) on dividends received from subsidiary in 1994 and 1995 for which the Company made a request for reimbursement to the Brazilian Revenue Secretariat (SRF) since at the time there were no objective conditions for its offset because (i) the dividends ceased to be taxed beginning on January 1, 1996 and (ii) it was not possible to distribute profits until 2004 due to the existence of accumulated losses. The SRF, by means of Regulatory Instruction no. 12/99, decided on the issue and began to allow the compensation of the IRRF with the withholding tax payable at the time of the distribution of Interest on capital (JCP) attributed by the Company to its stockholders. Based on the results of years 2005 and 2006, the Company attributed JCP to its stockholders and made the compensation during 2006 of the prepaid tax asset of IRRF with the withholding tax levied on the JCP. Since the IRRF asset was considered contingent, the Company’s management, in a conservative manner, constituted the provision for contingencies related to the amount of the withholding tax compensated and continues to discuss these issues in both the administrative and judicial levels. (2) Demand for reversal of the presumed IPI credits in relation to the recovery of PIS/COFINS of exported products. (3) Non-approval of the offset of other taxes made with PIS/COFINS credits from operations in the domestic market.

COPESUL - Companhia Petroquímica do Sul - With respect to the Income Tax and Economic Domain Intervention Contribution (CIDE) on payment of technical assistance services, the investee has been judicially questioning the legality of charging these taxes since August 2002 and has made judicial deposits. The purpose of the process is to avoid double taxation with respect to the countries with which Brazil has tax treaties and provisions have been made in the same amounts as judicial deposits.

•	Labor contingencies

Ipiranga Petroquímica S.A. - On December 31, 2006, the labor claims referred mainly to claims made by former employees and outsourced personnel concerning salary equalization and overtime.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

COPESUL - Companhia Petroquímica do Sul - Copesul has ongoing labor claims, mainly related to salary equalization and overtime. A provision for these contingencies was recorded considering the estimates of the legal advisors for probable loss. Judicial deposits were made when required. The investee is a party to labor, civil, and tax claims as well as others in progress and is discussing these issues in both the administrative and judicial levels, backed by judicial deposits when applicable.

Furthermore, the investee has made provision for labor losses related to suits filed by the Petrochemical Industry Labor Union of Triunfo concerning the rights claimed by the investee’s shift workers to receive overtime, due to alleged delays during transfer and change of shifts. A partial grant was given in trial court in favor of the workers’ rights to overtime. However, in appellate court on December 11, 2006 an ordinary appeal was filed by Copesul and the expectation is the total or at least partial reversal of the unfavorable decision in the 4th Regional Labor Court of Appeals.

•	Civil contingencies

COPESUL - Companhia Petroquímica do Sul - The main lawsuits are related to complaints made by contracted workers related to losses that supposedly occurred as a result of various economic plans.

(b)	Possible contingent liabilities

The cases considered as possible, but not probable, loss by the Company’s management based on legal opinions are not provided for in the financial statements and are as follows:

Characteristics of the amounts:

•	Tax claims

Ipiranga Petroquímica S.A. - On December 31, 2006, the tax claims in this classification refer mainly to the following items: (1) infraction notice due to adjustments in the amount stated when importing the petrochemical plants as related to the incidence of import tax and IPI on the license rights for the plants and transfer of know-how. (2) Non-approval of the offset of the PIS credit balance in the first and second quarters of 2003 for alleged prohibition of using accrued credits calculated in more than one quarter. (3) Tax assessment notice due to the tax reclassification of imported product, requirement of IPI and II, and which amount was partially reduced due to the favorable decision in the administrative appeal and this respective amount was transferred to the group of liability contingencies of remote loss.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

COPESUL - Companhia Petroquímica do Sul - The Brazilian Revenue Secretariat (SRF) raised an assessment against Copesul in 1999, referring to IRPJ and CSLL for 1994, in connection with the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The adjusted amount on September 30, 2006 was R$ 21. In 2002, the investee filed an appeal with the Taxpayer Board, which was judged in 2005 with a result totally favorable to Copesul. The decision of the Taxpayer Board was published in the 4th quarter of 2006 and an appeal was made by the Attorney of the Internal Revenue Service to the High Court of Appeals for Fiscal Matters, to which the Company has already offered a brief of respondent. This lawsuit now awaits the Court’s decision.

•	Labor claims

Ipiranga Petroquímica S.A. - On December 31, 2006, the claims referred mainly to claims made by former employees and outsourced personnel concerning salary equalization and overtime.

•	Civil claims

COPESUL - Companhia Petroquímica do Sul - A civil lawsuit is still outstanding against Copesul brought by the minority stockholder Petroquímica Triunfo S.A., questioning aspects involved in the privatization process related to the conversion of preferred shares into common shares before the privatization auction and the preference for subscription of shares in relation to the bidders in the auction. Management and the legal advisors do not expect losses to arise from this lawsuit.

(c)	Contingent assets

Ipiranga Petroquímica S.A. filed a federal lawsuit in order to recover the taxes and contributions paid in error or in excess and whose process may at the end represent gains that, due to their contingent nature, are not recorded in the financial statements as of December 31, 2006. Because of the progress of this case, the Company’s management, based on the evaluation of legal advisors, classified the demands as possibly being successful. On December 31, 2006, these lawsuits are related to the Expansion of the Calculation Basis of PIS and COFINS, in the amount of R$ 8.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

21	Provision for Post-employment Benefits

(a)	Ipiranga Química S.A.

Ipiranga Química S.A., together with the other Petróleo Ipiranga Companies, sponsors the Fundação Francisco Martins Bastos - FFMB, which is a closed complementary pension plan that has the objective of managing and executing pension benefit plans for the employees in the Petróleo Ipiranga Companies.

The FFMB benefits plan was created in 1993. Initially it was constituted as a basic benefit (set up in the modality of defined benefit) and in July, 1998 the supplementary benefit was implemented (structured as a defined contribution in the capitalization phase of the programmable benefits), whose contribution percentage is applicable to eventual variable remunerations. The cost of the plan is apportioned among the sponsors and participants.

The Company, in addition to the retirement plan, recognizes provision for post-employment benefits related to a bonus for time of service, indemnity of the employment security fund - FGTS, and medical and life insurance for eligible retirees (“complementary benefits”).

On August 31, 2005, the Complementary Pension Secretariat - SPC, through an official letter no. 1003/SPC/DETEC/CGAT, approved FFMB’s new Benefits Plan Regulation. New rules of portability were introduced, as well as those of the deferred proportional benefit, self-sponsorship, and the redemption foreseen in Resolution CGPC no. 6 of October 30, 2003, which put into effect the changes in the calculation of the benefits as well as the new life expectancy table GAM-83 and the change in the actuarial method from unit credit to projected unit credit, as actuarial adaptations.

The main changes in the calculations of the benefits, approved in the new regulation, have to do with the adjustment of the unit salary, the gradual elimination of the bonus in the counting of the service credited for benefit-calculation purposes, and the increase of the reducing percentage of the basic benefit of early retirement.

These changes in the FFMB plan produced in the Petróleo Ipiranga Companies (joint sponsors) a reduction in the total cost of the plan defined by the actuary for 2006, based on the applicable payroll, of around 36%.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

During 2006, SPC through Resolution CGPC no. 18 of March 28, 2006 established new technical-actuarial parameters for the closed private pension entities. Accordingly, the minimum life expectancy table to be adopted became the AT-1983, extending by approximately two years the life expectancy of the active participants.

The amounts related to the complementary benefits and the pension plan were calculated in an annual actuarial assessment conducted by independent actuaries as of December 31, 2006 and are recognized in the financial statements in accordance with NPC 26.

(b)	COPESUL - Companhia Petroquímica do Sul

Copesul and its employees contribute to PETROS - Fundação Petrobras de Seguridade Social, in connection with retirement and defined benefit pension plans. In 2006, the global contribution rate was 12.93% on the total of income of employees participating in the plan.

According to the regulations of the PETROS - Fundação Petrobras de Seguridade Social Benefits Plan and pertinent legislation, in case of a significant shortfall of technical reserves, the sponsors and participants will contribute additional financial resources, or there should be an adjustment of the benefits of the plan to the available funds. Up to the present date no such contribution was needed.

In May 2003, the Board of Directors approved the Complementary Pension Plan called COPESULPREV, a closed defined contribution plan. This plan aims to provide benefits to employees not included in the old PETROS plan, which is now closed to new members. Plan management will be carried out through Fundação PETROBRAS de Seguridade Social - PETROS, in an independent manner, not linked to any other pension plan managed by that entity, in compliance with Complementary Law 109/2001.

22	Related Parties

According to CVM Deliberation 26/86, the related parties are considered those entities, whether individuals or companies, with which the Company has the possibility of contracting, in the broad sense of this word, under conditions other than those that might be applicable to independent third parties, not subject to the Company’s managerial control or any other influence.

Ipiranga Química S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

at December 31, 2006 and 2005

In millions of reais, except when otherwise indicated

The related parties balance at December 31, 2006 are recorded as follows:

	2006	2005
		Unaudited
Assets
Companhia Brasileira de Petróleo Ipiranga S.A.		1
Liabilities
Companhia Brasileira de Petróleo Ipiranga S.A.	1
Refinaria de Petróleo Ipiranga S.A.	3	2

*         *         *

Exhibit 2

Ipiranga Química S.A. and subsidiaries

Consolidated Balance Sheets

In millions of reais - except when otherwise indicated

	3/31/2007	12/31/2006
	Unaudited
Assets
Current liabilities
Cash and cash equivalents (Note 4)	112	84
Marketable securities (Note 5)	12	12
Customers
Local customers	415	402
Foreign customers	208	212
Export drafts - billed	(172)	(150)
Swap receivables (Note 6)	26	19
Inventories (Note 7)	376	361
Taxes and charges recoverable (Note 8)	91	85
Prepaid expenses (Note 9)	8	11
Other accounts receivable	16	13

	1,092	1,049

Noncurrent assets
Long-term receivables
Customers	5	3
Taxes and charges recoverable (Note 8)	294	292
Judicial deposits (Note 20)	9	9
Prepaid expenses (Note 9)	1	1
Claims receivable and other	9	9

	318	314

Permanent assets
Investments (Note 10)	59	66
Property, plant and equipment (Note 11)	950	962
Deferred charges (Note 12)	18	18

	1,027	1,046

	1,345	1,360

Total assets	2,437	2,409

Liabilities and stockholders’ equity
Current liabilities
Suppliers	663	650
Loans, financing, and debentures (Note 13)	182	226
Taxes and charges payable (Note 14)	28	41
Social, labor, and other contributions and charges	38	64
Proposed dividends and interest on capital	5	7
Swap payables (Note 6)	13	7
Income tax and social contribution	44	15
Provision for contingencies (Note 20)	5	9
	978	1,019

Noncurrent liabilities
Long-term liabilities
Loans, financing, and debentures (Note 13)	666	698
Taxes and charges payable (Note 14)	7	6
Income tax and social contribution	41	39
Provision for contingencies (Note 20)	21	11
Provision for post-employment benefits (Note 21)	11	11
Other long-term liabilities	4	4

	750	769

Minority interest	44	37

Stockholders’ equity (Note 16)
Capital	295	295
Capital reserve	86	86
Revenue reserves	208	208
Retained earnings (deficit)	76	(5)

	665	584

Total liabilities and stockholders’ equity	2,437	2,409

The accompanying notes are an integral part of this interim financial information.

1

Ipiranga Química S.A. and Subsidiaries

Unaudited Interim Consolidated Statements of Operations

In millions of reais, except when otherwise indicated

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
Gross sales
Sale of chemical, petrochemical products and utilities
Local market	1,039	951
Foreign market	238	207

	1,277	1,158
Taxes, contributions and freight on sales	(318)	(310)
Net sales	959	848
Cost of products, utilities and services	(753)	(699)

Gross profit	206	149

Operating (expenses) income
Selling	(25)	(14)
General and administrative	(31)	(26)
Depreciation and amortization	(3)	(3)
Other operating income (expenses), net	(6)	9

	(65)	(34)

Operating profit before financial result	141	115

Financial result (Note 17)
Financial expenses	(54)	(15)
Financial income	53	23

	(1)	8

Amortization of goodwill	(7)	(6)

Operating profit	133	117

Non-operating result
Non-operating expenses	(1)	(2)

	(1)	(2)

Income before income tax and social contribution	132	115
Provision for income tax and social contribution (Note 15)	(40)	(27)
Deferred income tax and social contribution (Note 15)	(2)	(2)

Net income of the period before profit sharing and minority interest	90	86

Profit sharing	(2)	(1)
Minority interest	(7)	(13)

Consolidated net income of the period	81	72

Shares at the end of the period (in thousands)	436,074,462	436,074,462

Net income per share (in R$)	0.0002	0.0002

The accompanying notes are an integral part of this interim financial information.

2

Ipiranga Química S.A. and subsidiaries

Unaudited Interim Statement of Changes in Stockholders’ Equity

In millions of reais - except when otherwise indicated

	Capital	Capital reserve	Revenue reserves			Retained earnings (deficit)	Total
		Fiscal incentives	Legal	Statutory	Special
At December 31, 2005	295	86				(3)	378
Net income for the period						72	72

At March 31, 2006	295	86				69	450

At December 31, 2006	295	86	10	149	49	(5)	584

Net income for the period						81	81

At March 31, 2007	295	86	10	149	49	76	665

The accompanying notes are an integral part of this interim financial information.

3

Ipiranga Química S.A. and subsidiaries

Unaudited Interim Consolidated Statement of Changes in Financial Position

In millions of reais

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
Financial resources were provided by
Operations
Net income of the period	81	72
Share of minority stockholders in net income	7	13
Expenses (income) not affecting working capital
Depreciation and amortization	22	11
Amortization of goodwill	7	6
Disposals of property, plant and equipment and other	1	22
Provision for administrative, civil and labor contingencies	10	(2)
Monetary/exchange variations and interest on long-term assets	(4)	(1)
Monetary/exchange variations and interest on long-term liabilities	(20)	(13)
Allowance for doubtful accounts		(1)
Deferred long-term income tax and social contribution	2	13

	106	120

Third parties
Decrease in long-term receivables	4	14
Increase in long-term liabilities	6	10

	10	24

Total funds provided	116	144

Financial resources were used for
Increase in long-term receivables	3	1
Permanent assets:
Property, plant and equipment	11	31
Transfer from loans and financing to current liabilities	3	12
Decrease in other long-term liabilities accounts	15	54

Total funds used	32	98

Increase in working capital	84	46

Current assets
At the end of the period	1,092	878
At the beginning of the period	1,049	784

	43	94

Current liabilities
At the end of the period	978	984
At the beginning of the period	1,019	936

	(41)	48

Increase in working capital	84	46

The accompanying notes are an integral part of this interim financial information.

4

Ipiranga Química S.A. and subsidiaries

Unaudited Interim Consolidated Statement of Cash Flows

In millions of reais

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
	Unaudited	Unaudited
Net income of the period	81	72
Share of minority stockholders in net income	7	13
Expenses (income) not affecting cash
Depreciation and amortization	22	11
Provision for administrative, civil and labor contingencies	6	(1)
Allowance for doubtful accounts	2	4
Disposals of property, plant and equipment and other	1	22
Monetary/exchange variations and interest on liabilities	(13)	(15)
Deferred income tax and social contribution	2	2
Amortization of goodwill	7	6
Trade accounts receivable	9	(48)
Inventories	(15)	18
Other accounts receivable - current and long-term	(14)	(65)
Suppliers	13	72
Other accounts receivable - current and long-term	(33)	(26)

Net cash provided by operating activities	75	65

Additions to property, plant and equipment	(11)	(31)

Loans, financing and export drafts
Issuances	232	151
Repayments	(266)	(180)
Interest on capital and dividends	(2)	(1)

Net cash used in financing activities	(36)	(30)

Net change in cash and cash equivalents	28	4

Initial cash and cash equivalents balance	84	108
Final cash and cash equivalents balance	112	112

Net change in cash and cash equivalents	28	4

The accompanying notes are an integral part of this interim financial information.

5

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

1	Operations

Ipiranga Química S.A (referred to as the “Company”), headquartered in São Paulo, is a closely-held corporation and its main objectives are the distribution, sales and industrialization of solvents derived from petroleum and petrochemical industries, the distribution and sales of process oils, other petroleum by-products, chemical intermediate products, polymers, and chemical specialties.

The Company changed its name from Ipiranga Comercial Química S.A. to Ipiranga Química S.A in 2006. This change occurred because the Company was known in the market as Ipiranga Química.

The Company also has a percentage of ownership in Ipiranga Petroquímica S.A. - IPQ, which is engaged in the production and sales of high-density polyethylene. Furthermore, it also has an indirect stake in COPESUL - Companhia Petroquímica do Sul through IPQ, which provides it with the main inputs used in the production process.

2	Presentation of the financial statements

The consolidated financial statements were prepared and are presented in accordance with accounting practices adopted in Brazil, based on the provisions included in Brazilian Corporate Law as well as the Brazilian Securities Commission (CVM) standards and procedures. The financial statements presented here do not include the parent company’s stand-alone financial statements and do not represent statutory accounts.

The preparation of financial statements requires the use of estimates to account for certain assets and liabilities and other transactions. Therefore, the Company’s consolidated financial statements include estimates referring to the selection of useful lives of fixed assets, necessary accruals for contingent liabilities and determination of the accrual for income tax. Actual results may differ from such estimates.

3	Significant accounting practices

The accounting practices adopted in presenting the consolidated financial statements as of March 31, 2007 and 2006 are consistent with those disclosed in the audited financial statements of the parent company as of December 31, 2006.

6

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(a)	Consolidated financial statements

These consolidated statements include the subsidiaries Ipiranga Petroquímica S.A., Ipiranga Química Armazéns Gerais Ltda., and Isatec Pesquisa Desenvolvimento e Análises Químicas Ltda. It is important to mention that Ipiranga Petroquímica S.A. holds a 29.46% investment in COPESUL - Companhia Petroquímica do Sul (herein called indirect subsidiary), which is proportionally consolidated in these consolidated statements. In the consolidation process, balances, income, expenses, and unrealized profits arising from operations among the group companies were eliminated, as well as investments in subsidiaries.

(b)	Marketable securities and swap and option receivables and payables

These are stated at cost, plus accrued contractual financial income up to the date of the financial statements, which does not exceed the market value (Note 5).

The customers whose receivable balance is in negotiation with the Company’s collection department, and have estimated payment terms greater than one year, are classified in long-term accounts receivable.

(c)	Allowance for doubtful accounts

The Company has individual knowledge of the credit profile of its customers, which provides means of measuring their payment capacity. Therefore, the provision set up is an amount considered to be enough by management to cover the estimated losses on realization of the credits.

(d)	Inventories

Inventories are stated at the lower of the average cost of acquisition and the market value or net realizable value. The imports in transit are recorded at the accumulated cost of each import (Note 7).

(e)	Deferred income tax and social contribution

These are calculated on the temporary differences and on income tax and social contribution losses based on the income tax and social contribution rates applicable at the time the tax effects are expected to be realized or settled. The taxes deferred on income tax and social contribution losses are limited to ten years.

Deferred income tax and social contribution assets are only recognized up to the amount considered as probable to be realized (Note 8).

7

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(f)	Investments in subsidiaries

The goodwill on the acquisition of investments is amortized over the expected period of benefit, never longer than 10 years.

(g)	Property, plant and equipment

Property, plant, and equipment are recorded at acquisition or construction cost and adjusted for price-level restatement up to December 31, 1995. Depreciation is calculated on the straight-line basis at the rates presented in Note 11.

The financial charges incurred during the construction period of property, plant, and equipment are capitalized.

Whenever there is evidence that an item of property, plant and equipment could have a recoverable value lower than its net book value, the recoverable value is calculated in order to determine the need to make provision. Recoverable value is the greater of the value in use and the net sale value.

(h)	Loans and financing

The loans and financing are presented by the amount of the principal plus pro rated financial charges up to the date of the financial statements (Note 13).

(i)	Interest on capital

The interest on capital received, paid or accrued is recorded as financial income and expense, respectively. For purposes of the financial statements, being in substance equivalent to dividends, they are reclassified to the investment and retained earnings accounts, respectively.

(j)	Actuarial liabilities with post-employment benefits

The actuarial liabilities relating to the post-employment benefits granted or to grant to employees, retirees, and pensioners (net of the assets that guarantee the fund) are recorded based on an actuarial calculation made by an independent actuary according to the projected unit credit method (Note 21).

8

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(k)	Other assets and liabilities

The other assets and liabilities, classified as current and long-term, follow the realization or settlement terms. The other assets and liabilities are stated at cost or realization value and known or calculable values, respectively, including when applicable the earnings, charges, and monetary restatements and exchange rate variances.

The vendor operations made with financial institutions are classified as a reduction of the corresponding accounts receivable.

(l)	Determination of results of operations

The revenue from sale of products is recognized when the significant risks and benefits related with the ownership of the asset are transferred to the buyer.

Earnings from the sale of services are recognized at the time the service is complete.

The result includes the earnings, charges, and monetary restatements and exchange rate variations at official indices and rates on the current and long-term assets and liabilities, and when applicable, the effects of adjusting assets to market or realizable value.

The tax charges are estimated based on the income tax rates of 15%, with an additional 10%, and social contribution of 9%.

(m)	Statement of cash flows

The consolidated statement of cash flows is prepared in accordance with the Accounting Standards and Procedures - NPC no. 20 of IBRACON (Institute of Independent Auditors of Brazil).

9

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

4	Cash and cash equivalents

The investments included in this account have a term of no longer than 90 days.

	3/31/2007	12/31/2006
	Unaudited
Cash and Banks	26	20
Investments in Fundo Investimento Financeiro Multimercado	53	46
Interest bearing account	6	6
Overnight and term deposits	27	12

	112	84

5	Marketable Securities

	3/31/2007	12/31/2006
	Unaudited
Term deposit	12	12

	12	12

6	Swap receivables and payables

The indirect subsidiary COPESUL - Companhia Petroquímica do Sul entered into transactions involving US dollar options, called ‘Box Options’, as shown and commented below, with the sole purpose of investing cash at a more attractive rate. In addition, it also contracted Swap transactions aiming to obtain maximization of the yield earned by ‘Fundo de Investimento Financeiro Multimercado Copesul’, which is managed by COPESUL and whose custodian and manager is Banco Santander Brasil S.A.

On March 31, 2007 and December 31, 2006, the assets and liabilities of ‘Fundo de Investimento Financeiro Multimercado Copesul’ were distributed among the various accounts of the balance sheet in accordance with the nature of the respective accounts, in compliance with Instruction CVM 408/2004.

10

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(a)	Amounts receivable

	3/31/2007	12/31/2006
	Unaudited
Swap receivables	2	8
Options - Fixed income Box Operations	24	11

	26	19

(b)	Amounts payable

	3/31/2007	12/31/2006
	Unaudited
Swap payables	1	7
Options payable	12

	13	7

Box options are combined transactions that involve purchase and sale of options in US dollars for the same maturity at a certain price, so that, regardless of the future US dollar rate, the Company previously knows the net result of those transactions. It is similar, therefore, to fixed income operations. The value paid for the options, called a premium, refers to the amount invested by the Company and the sum redeemed will be the premium plus the pre-fixed return. In parallel to the contracting of purchase and sale operations of options, the Company uses Swaps with the purpose of exchanging the fixed income yield for the variation of Interbank Deposit Certificates - CDI.

7	Inventories

Inventories are represented as follows:

	3/31/2007	12/31/2006
	Unaudited
Raw materials	123	135
Finished products	163	143
Resupply and other materials	81	75
Chemical and intermediate products	9	8

	376	361

11

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

8	Taxes and charges recoverable

This account is represented as follows:

	3/31/2007	12/31/2006
	Unaudited
Deferred taxes
Deferred income tax and social contribution on temporary (a)	154	151

	154	151

Other taxes and charges recoverable
Prepaid IRPJ and CSLL	15	5
Withholding tax	8	12
ICMS recoverable (b)	162	164
IPI recoverable (c)	2	2
ILL - tax on net income (d)	16	16
ADIR - Additional State Income Tax (e)	8	8
PIS and COFINS recoverable	7	7
PASEP recoverable (f)	10	11
Other taxes	3	1

	231	226

	385	377
Current assets	91	85

Long-term receivables	294	292

(a)	The taxes deferred on March 31, 2007 total R$ 154 (R$ 151 on December 31, 2006) and are expected to be realized as follows:

	%
Year	3/31/2007	12/31/2006
	Unaudited
2007	6.72	6.96
2008	13.01	12.48
2009	3.74	3.71
2010 and after	76.53	76.85

	100.00	100.00

12

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(b)	The direct subsidiary Ipiranga Petroquímica S.A. signed an agreement with the Government of the State of Rio Grande do Sul on December 26, 2006 for the realization of the ICMS credits accumulated until December 31, 2006. The agreement made will be in effect from January 2007 to December 2014. During this period the State will authorize monthly transfers of those credits accumulated based on the growth of taxes resulting from the substitution of purchasing naphtha from other Units in the Federation for naphtha produced in the State of Rio Grande do Sul and/or imported from abroad.

The indirect subsidiary COPESUL - Companhia Petroquímica do Sul, as of August 2000, started recording the ICMS credits paid on acquisitions of property, plant and equipment, as determined by Complementary Law 102 dated July 11, 2000. The credits are expected to be compensated by 2010.

(c)	The indirect subsidiary COPESUL - Companhia Petroquímica do Sul recognizes an IPI credit on the acquisitions of raw materials used in the production process, despite these products being defined as “zero rate”. In order to use these credits, every quarter they are offset with federal taxes in accordance with Decree 4544/2002 and paragraph 4, article 16 of the Regulatory Instruction No. 460/2004 of the Brazilian Revenue Secretariat. The long-term balance refers to the IPI Credit Premium that was judicially recognized and will be realized by the end of 2008.

(d)	This refers to the tax credit of Tax on Net Income - ILL paid by the indirect subsidiary COPESUL - Companhia Petroquímica do Sul from 1989 to 1991 and was recognized in accounting terms in the assets of December 2002 as this tax was considered unconstitutional according to Resolution of the Federal Senate No. 82 of November 18, 1996 and republished on November 22, 1996. The Company is seeking administratively the right of compensation of this credit with other taxes.

(e)	Refers to the Additional State Income Tax (ADIR), for which the indirect subsidiary COPESUL - Companhia Petroquímica do Sul was awarded a final favorable judgment, and a security to cover court-ordered debts was issued. This security should be received at its original amount, in cash, plus legal interest, in successive and equal annual installments over a maximum ten-year period, from 2001. Up to March 31, 2007, no installment had been settled on its maturity, but they may be offset in future years against State taxes, as determined by Article 2 of Constitutional Amendment 30 of September 13, 2000. As a means of precaution, the Company filed an appeal in order to avoid the first installment becoming time-barred as well as to offset the ICMS tax credit generated in its operations.

13

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(f)	During 2006 the indirect subsidiary COPESUL - Companhia Petroquímica do Sul recognized a PASEP judicial tax credit, seeking the right to carry out the payments in accordance with Complementary Law 8/70, using as a calculation basis the revenue of the sixth month prior to the occurrence of the taxable event, in light of Resolution No. 49/95 of the Federal Senate in a final decision. This credit was recognized in the income statement for the year 2006 in other net operating income and financial income accounts.

9	Prepaid Expenses

Prepaid expenses comprise payments made in advance, relating to benefits or services to be received by the Company and its subsidiaries in future years.

Realization will not be in cash, but by appropriation to the results of operations, as follows:

	3/31/2007	12/31/2006
	Unaudited
Commissions	2	2
Insurance	2	4
Catalysts (a)	2	3
Other prepaid expenses	3	3

	9	12
Current assets	8	11

Long-term receivables	1	1

(a)	Catalysts are chemical products used as agents that promote a chemical reaction in the production of basic petrochemicals. Their average useful life and amortization period is 6 years.

14

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

10	Investments

Investments are represented as follows:

	03/31/2007	12/31/2006
	Unaudited
Goodwill on the acquisition of investments	56	63
Other investments	3	3

	59	66

The goodwill with the acquisition of investments comes from the purchase of shares by Ipiranga Petroquímica S.A. - IPQ in 1998 and 2003 is amortized over the expected period of benefit, never longer than 10 years.

11	Property, plant and equipment

		3/31/2007 (Unaudited)			12/31/2006
	Annual depreciation rates %	Restated and revalued cost	Accumulated depreciation	Net	Net
Land		16		16	16
Facilities and improvements	3	205	(72)	133	130
Equipment and operational installations	4	1,775	(1,051)	724	731
Computers and peripherals	20	27	(20)	7	7
Furniture and fixtures	10	8	(5)	3	3
Vehicles	20	4	(2)	2	2
Construction in progress		58		58	59
Other	10	22	(15)	7	14

		2,115	(1,165)	950	962

15

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

12	Deferred charges

Deferred charges comprise:

		3/31/2007 (Unaudited)			12/31/2006
	Annual amortization rates %	Restated cost	Accumulated amortization	Net	Net
Pre-operating and industrial expansion expenses
COPESUL - Companhia Petroquímica do Sul	20	19	(16)	3	3
Ipiranga Petroquímica S.A.	10	30	(21)	9	9
Goodwill on the acquisition of investment (purchase of Forlab)	10	7	(1)	6	6

		56	(38)	18	18

13	Loans, financing and debentures

(a)	Liabilities for loans and financing are as follows:

	Index	Annual charges (%)*	3/31/2007	12/31/2006
			Unaudited
Foreign currency
Working capital (pre-payment)	Dollar	7.11%	880	910
Export drafts - linked			(172)	(150)

			708	760

Local currency
BNDES	TJLP	9.64%	42	44
Financing of investment	IGPM	6.52%	10	10
Working capital	CDI	12.95%	5	8

			57	62

Debentures			83	102

Current liabilities			182	226
Long-term liabilities			666	698

*	weighted average rate that reflects the charges on loans.

CDI - Interbank Deposit Certificate

TJLP - Long-Term Interest Rate

16

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

Debentures

On May 26, 2003 an Extraordinary General Meeting of Ipiranga Química was held that discussed and approved the issuance of two series of private convertible debentures: the A series with 11,000 (eleven thousand) debentures in the amount of R$ 10 (ten thousand reais) each one resulting in a total amount of R$ 110, and the B series with 80,000 (eighty thousand) debentures in the amount of R$ 1 (one thousand reais) each one resulting in a total amount of R$ 80, both with real property security rights and payment due in five years. The debentures were subscribed by Distribuidora de Produtos de Petróleo Ipiranga S.A. - DPPI and by Companhia Brasileira de Petróleo Ipiranga - CBPI on June 12, 2003. DPPI subscribed all the series A debentures and CBPI subscribed all the B series debentures.

The subscribed debentures have the right to a compensation that corresponds to the variation of the interbank deposits (DI rate) plus a spread of 1.1% to 2.8% p.a. The spread is subject to renegotiation: the Series A debentures every six months and the series B debentures every five months. In 2005 the spread was of 1% to 1.4% p.a. for CBPI and 1 to 1.5% p.a. for DPPI. In 2006 the spread was of 1% p.a. for CBPI and for DPPI. The DI rate was 15.1% p.a. in 2006 and 18% p.a. in 2005.

By means of a memorandum of understanding signed on October 3, 2005, the Company and its stockholders agreed to hold an Extraordinary General Meeting - AGE in order to discuss the changes in the type of debentures issued in June 2003 by the Company, from convertible into shares to non-convertible into shares and the issuance of a subscription bonus to be delivered to DPPI and to CBPI without any cost, in substitution of the right of conversion foreseen in the debentures held by both.

The AGE mentioned was held on October 6, 2005 and all the operations listed in the memorandum of understanding were carried out. A Purchase Agreement was signed on December 1, 2005 when DPPI sold the bonuses referred to for R$ 29 to Refinaria de Petróleo Ipiranga S.A., which thus kept its interest in the Company intact.

The principal and interest is due on June 1, 2008; however, R$ 241 of the initial balance of R$ 307 in debentures was paid in advance during 2006. During this year there was the recognition of R$ 35 of financial expenses with debentures, leaving a balance of R$ 83 on March 31, 2007 - classified in long-term (R$ 101 on December 31, 2006 - classified between short and long-term). The interest on capital to receive from Ipiranga Petroquímica S.A. - IPQ in the amount of R$ 24 will be used in full for the early payment of the debentures in 2007.

17

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(b)	Long-term financing falls due as follows:

Year	3/31/2007	12/31/2006
	Unaudited
2008	175	187
2009	136	141
2010	126	131
After 2010	229	239

	666	698

(c)	Guarantees

The financings in foreign currency are guaranteed by promissory notes, surety bonds from CBPI, RPI, and Refinaria de Petróleo Ipiranga S.A. - RPI, and exports. At Ipiranga Petroquímica S.A., the financings are guaranteed in part by the mortgage of plant 2 of COPESUL - Companhia Petroquímica do Sul and by letter of guarantee.

The financings contracted with Banco Nacional de Desenvolvimento Econômico e Social - BNDES have as a fiduciary guarantee the operational plant of COPESUL - Companhia Petroquímica do Sul and the purchase of investment is guaranteed by shares of COPESUL - Companhia Petroquímica do Sul. Loans for working capital are guaranteed by promissory notes, NCE’s (Export Credit Notes), and sales.

14	Taxes and charges payable

	3/31/2007	12/31/2006
	Unaudited
IPI payable	17	16
PIS and COFINS payable	8	12
CIDE on fuels payable	4	6
ICMS payable	6	8
Other retentions payable		5

	35	47

Current liabilities	28	41
Long-term liabilities	7	6

18

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

15	Income tax and social contribution - parent company

(a)	Composition of deferred taxes

Deferred taxes are based on the profitability record of the Company supported by estimates that forecast future profits for the realization of these assets within less than 10 years. The taxes were computed as follows:

	3/31/2007	12/31/2006
	Unaudited
Provisions for variable compensation		1
Allowance for doubtful accounts	1	1
Provision for contingencies	1	1
Provision for loss on financial investment in Banco Santos	3	3

Calculation basis for temporary differences	5	6

Standard tax rate - %	34	34

	2	2

Income tax on tax loss - 25%	5	5
Social contribution on tax loss - 9%	7	7

	12	12

Total of deferred income tax and social contribution assets	14	14

Current assets	1	1

Long-term receivables	13	13

In 2006, The Company had social contribution tax losses, thus constituting a deferred tax asset on these amounts, which do not expire and can be offset against future taxable profits. The utilization of tax losses is limited to 30% of the taxable profit, as determined by the Brazilian fiscal legislation.

19

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(b)	Forecast of the realization of the deferred tax asset

The Company’s management, based on the approved budget and business plan, forecasts that the tax credit will be realized as shown below:

3/31/2007
Unaudited
2007	1
2008	4
2009	3
2010	1
2011 to 2014	5

14

Since the taxable basis of the income tax and social contribution arises from not only the profit that can be generated, but also the existence of non-taxable income, non-deductible expenses, fiscal incentives, and other variables, there is not an immediate correlation between the Company’s net income and the result of income tax and social contribution. Therefore, the expectation of using the tax credits should not be taken as the only indicator of the Company’s future results.

16	Stockholder’s equity

(a)	Capital

The capital comprises 436,074,462,490 common nominative shares, all without par value and belonging to stockholders resident in the country.

(b)	Special reserve

The stockholders are assured each year of minimum compulsory dividends that correspond to 25% of the year’s net income adjusted as provided by the law. Due to the complete utilization of the resources received and the forecast of using the monies to be received from the subsidiary Ipiranga Petroquímica S.A. for paying the debentures, the Company’s Board of Directors proposed in the Annual General Meeting held on April 18, 2007 the retention of the profits for year 2006, which is an amount of R$ 49 and corresponds to the compulsory dividends, transferring it to a Special Reserve.

20

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(c)	Statutory reserve

This reserve refers to the retention of the remaining balance of the retained earnings in order to meet the project of growing the business established in the investment plan, which corresponds to 75% of the net income for the year after the deduction of the legal reserve and cannot surpass the amount of the capital. A retention of R$ 149 was approved during the Annual General Meeting held on April 18, 2007, for the reserve for working capital and the maintenance and improvement of the facilities.

(d)	Relevant fact

Acquisition of the Ipiranga Group

A Relevant Fact was published in the press on March 19, 2007 that deals with the acquisition of the Ipiranga Group by Ultrapar Participações S.A. (Ultrapar) in the capacity of agent for the account and order of Braskem and Petrobras. Braskem and Petrobras will own the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and by the latter’s interest in Copesul, in the proportion of 60% for Braskem and 40% for Petrobras.

On April 18, 2007, Braskem and Copesul announced by a Relevant Fact that Braskem, through its subsidiary EDSP58 Participações S.A. (“Offeror”), together with Unibanco - União de Bancos Brasileiros S.A., as intermediary institution (“Intermediary”), submitted a request for registering a public tender offer for the acquisition of Copesul shares (“Offer”) to delist it from the São Paulo Stock Exchange - BOVESPA (“BOVESPA”) as provided for in article 4, paragraph 4 of Law no. 6,404/76 and the CVM Instruction no. 361/02 and in compliance with the information already disclosed by the Relevant Fact published on March 19, 2007. The Offeror is a corporation with capital held by Braskem and by Petróleo Brasileiro S.A. - Petrobras, in the proportion of 60% and 40%, respectively.

The appraisal report on the above-mentioned Offer, issued by Calyon Corporate Finance Brasil - Consultoria Financeira Ltda., dated April 16, 2007, was sent on April 18 to the Brazilian Securities Commission - CVM (“CVM”) and is available for anyone interested at the São Paulo Stock Exchange - Bovespa, at Braskem’s headquarters, and at the Offeror, the Intermediary, at Copesul, as well as at CVM, and was also available beginning on that date, at the following electronic addresses: www.braskem.com.br, www.copesul.com.br, www.bovespa.com.br, and www.cvm.gov.br, as established by article 8, paragraph 5, of CVM Instruction no. 361/02.

21

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

Tender Offer for shares of Copesul (“Offer”)

On October 5, 2007, Braskem and Copesul, by means of a Relevant Fact, which has been copied below, informed the result of the Tender Offer for Copesul shares (“offer”):

“Braskem S.A. (“Braskem”), for itself and its controlled company EDSP58 Participações S.A. (“Offeror”) and Copesul - Companhia Petroquímica do Sul (“Copesul”), in compliance with the terms of CVM Instruction no. 358/02, inform that in the Tender Offer for the Acquisition of Common Shares Issued by Copesul (“Offer”) held on this date in the electronic trading system of the São Paulo Stock Exchange - Bovespa, the Offeror purchased 34,040,927 (thirty-four million, forty thousand, nine hundred and twenty seven) common shares of Copesul, which represent more than 2/3 (two-thirds) of the outstanding shares.

Since more than 2/3 (two-thirds) of the shares in circulation were purchased, after verifying compliance with the norms that apply to the Offer, the Brazilian Securities Commission (“CVM”) delisted Copesul on October 17, 2007.

During 3 (three months) from the offer date, the holders of Copesul shares in circulation may sell their shares to the Offeror for the same price as during the Offer, updated through the date of the actual payment, according to the notification of the Offer published on August 14, 2007.

Furthermore, considering that the remaining shares in circulation are less than 5% (five percent) of the total shares, Copesul’s Board of Directors will call a Stockholders’ General Meeting to discuss the purchase of these shares for the price of the Offer, according to paragraph 5 of article 4 of Law no. 6,404/76.

According to the terms of Instruction 361/02, Bovespa has 4 business days to send to CVM the final reports regarding the auction.”

22

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

17	Financial result

The Company’s financial result in the first quarter of 2007, compared with the 2006 year, is as follows:

	3/31/2007	3/31/2006
	Unaudited	Unaudited
Financial income
Interest	3	3
Revenue with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	46	12
Monetary variations on assets	4	8
Exchange variations on assets	(1)	(3)
PASEP adjustment		3
Other financial income	1	3

	53	23

Financial expenses
Interest and charges on loans and financing	(35)	(40)
Expense with derivatives of Fundo de Investimento Financeiro Multimercado Copesul	(45)	(10)
Exchange variations on liabilities	30	44
Other financial expenses	(4)	(9)

	(54)	(15)

Net financial result	(1)	8

18	Financial instruments

Considering the terms of CVM Instruction no. 235/95, the Company and its subsidiaries evaluated its assets and liabilities in relation to the market value through information available and appropriate assessment methodologies. However, both the interpretation of market data and the selection of assessment methods require considerable judgment and reasonable estimates to produce the appropriate realizable value. Consequently, the estimates presented do not necessarily indicate the amounts that can be realized in the current market. The use of different market hypotheses and/or methodologies for estimates can have a significant effect on estimated realizable values.

23

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

The Company and its subsidiaries participate in operations that involve financial instruments, all of which are registered in assets and liabilities, which have the purpose of meeting their needs as well as reducing the exposure to credit and currency risks. The management of these risks is done by defining strategies, establishing controls, and determining the limits of positions.

The main bases of financial instruments that affect the Company’s business are listed below:

(a)	Currency risk

This risk derives from the possibility of the Company incurring significant losses due to fluctuations in the exchange rates that would affect the balances of loans and financing in foreign currency. The exposure to the exchange rate fluctuations may be shown as follows:

Amounts in millions of US$	3/31/2007	12/31/2006
	Unaudited
Loans and financing	(345)	(356)
Swap operations	6	3
Other liabilities	(9)	(11)
Assets	31	57

Net exposure	(317)	(307)

Exchange rate of the US$ to Reais	2.0504	2.1380

(b)	Credit risk

The Company’s sales policy is intimately associated with the level of credit risk that it is willing to accept during its business dealings. The diversification of its portfolio of receivables, the selectivity of its customers, as well as the monitoring of the sales financing terms per business segment and individual limits of position are procedures adopted in order to minimize possible problems of default in its accounts receivable.

(c)	Liquidity risk

The Company manages the liquidity risk by placing its investments in top financial institutions and maintaining sufficient cash balances and financial investments for honoring its commitments. Considering the nature of the business, the Company maintains credit lines (vendor) with financial institutions in order to bring flexibility to its receivable terms.

24

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

The book amounts of the Company’s main financial instruments on March 31, 2007 and December 31, 2006 recorded in the assets and liabilities, approximate their market values.

19	Insurance

The Company and its subsidiaries have an insurance and risk management program that provides coverage and protection for all its insurable assets, including insurance coverage for the risks that could result from production interruption.

The coverage and limits insured in the policies contracted are considered by management as sufficient to cover the possible losses that could occur considering the nature of the activity of the Company and its subsidiaries.

20	Contingencies

(a)	Probable contingent liabilities

Provisions were set up in order to cover the probable losses estimated by management, supported by the legal advisors, resulting from the following processes:

	Judicial deposits		Provisions for contingencies
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
	Unaudited		Unaudited
Tax contingencies	2	2	13	8
Labor contingencies	1	1	11	10
Civil and other contingencies	6	6	2	2

	9	9	26	20

Current			5	9

Long-term	9	9	21	11

25

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

Characteristics of the amounts:

•	Tax contingencies

Ipiranga Petroquímica S.A.

On March 31, 2007 and 2006, the tax claims in this classification refer to the following items: (1) Withholding Tax (IRRF) on dividends received from subsidiary in 1994 and 1995 for which the Company made a request for reimbursement to the Brazilian Revenue Secretariat (SRF) since at the time there were no objective conditions for its offset because (i) the dividends ceased to be taxed beginning on January 1, 1996 and (ii) it was not possible to distribute profits until 2004 due to the existence of accumulated losses. The SRF, by means of Regulatory Instruction no. 12/99, decided on the issue and began to allow the compensation of the IRRF with the withholding tax payable at the time of the distribution of Interest on capital (JCP) attributed by the Company to its stockholders. Based on the results of years 2005 and 2006, the Company attributed JCP to its stockholders and made the compensation during 2006 of the prepaid tax asset of IRRF with the withholding tax levied on the JCP. Since the IRRF asset was considered contingent, the Company’s management, in a conservative manner, constituted the provision for contingencies related to the amount of the withholding tax compensated and continues to discuss these issues in both the administrative and judicial levels. (2) Demand for reversal of the presumed IPI credits in relation to the recovery of PIS/COFINS of exported products. (3) Non-approval of the offset of other taxes made with PIS/COFINS credits from operations in the domestic market.

COPESUL - Companhia Petroquímica do Sul

With respect to the Income Tax and Economic Domain Intervention Contribution (CIDE) on payment of technical assistance services, the investee has been judicially questioning the legality of charging these taxes since August 2002 and has made judicial deposits. The purpose of the process is to avoid double taxation with respect to the countries with which Brazil has tax treaties and provisions have been made in the same amounts as judicial deposits.

26

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

•	Labor contingencies

Ipiranga Petroquímica S.A.

On March 31, 2007 and 2006, the labor claims referred mainly to claims made by former employees and outsourced personnel concerning salary equalization and overtime.

COPESUL - Companhia Petroquímica do Sul

Copesul has ongoing labor claims, mainly related to salary equalization and overtime. A provision for these contingencies was recorded considering the estimates of the legal advisors for probable loss. Judicial deposits were made when required. The investee is a party to labor, civil, and tax claims as well as others in progress and is discussing these issues in both the administrative and judicial levels, backed by judicial deposits when applicable.

Furthermore, the investee has made provision for labor losses related to suits filed by the Petrochemical Industry Labor Union of Triunfo concerning the rights claimed by the investee’s shift workers to receive overtime, due to alleged delays during transfer and change of shifts. A partial grant was given in trial court in favor of the workers’ rights to overtime. However, in appellate court on December 11, 2006 an ordinary appeal was filed by Copesul and the expectation is the total or at least partial reversal of the unfavorable decision in the 4th Regional Labor Court of Appeals.

•	Civil contingencies

COPESUL - Companhia Petroquímica do Sul

The main lawsuits are related to complaints made by contracted workers related to losses that supposedly occurred as a result of various economic plans.

27

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

(b)	Possible contingent liabilities

The cases considered as possible, but not probable, loss by the Company’s management based on legal opinions are not provided for in the financial statements and are as follows:

Characteristics of the amounts:

•	Tax claims

Ipiranga Petroquímica S.A.

On March 31, 2007 and 2006, the tax claims in this classification refer mainly to the following items: (1) infraction notice due to adjustments in the amount stated when importing the petrochemical plants as related to the incidence of import tax and IPI on the license rights for the plants and transfer of know-how. (2) Non-approval of the offset of the PIS credit balance in the first and second quarters of 2003 for alleged prohibition of using accrued credits calculated in more than one quarter. (3) Tax assessment notice due to the tax reclassification of imported product, requirement of IPI and II, and which amount was partially reduced due to the favorable decision in the administrative appeal and this respective amount was transferred to the group of liability contingencies of remote loss.

COPESUL - Companhia Petroquímica do Sul

The Brazilian Revenue Secretariat (SRF) raised an assessment against Copesul in 1999, referring to IRPJ and CSLL for 1994, in connection with the monetary restatement of the balance sheet and equity method adjustment, arising from accounting recognition of dividends distributed by its subsidiary overseas. The adjusted amount on September 30, 2006 was R$ 21. In 2002, the investee filed an appeal with the Taxpayer Board, which was judged in 2005 with a result totally favorable to Copesul. The decision of the Taxpayer Board was published in the 4th quarter of 2006 and an appeal was made by the Attorney of the Internal Revenue Service to the High Court of Appeals for Fiscal Matters, to which the Company has already offered a brief of respondent. This lawsuit now awaits the Court’s decision.

•	Labor claims

Ipiranga Petroquímica S.A.

On March 31, 2007 and 2006, the claims referred mainly to claims made by former employees and outsourced personnel concerning salary equalization and overtime.

28

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

•	Civil claims

COPESUL - Companhia Petroquímica do Sul

A civil lawsuit is still outstanding against Copesul brought by the minority stockholder Petroquímica Triunfo S.A., questioning aspects involved in the privatization process related to the conversion of preferred shares into common shares before the privatization auction and the preference for subscription of shares in relation to the bidders in the auction. Management and the legal advisors do not expect losses to arise from this lawsuit.

(c)	Contingent assets

Ipiranga Petroquímica S.A. filed a federal lawsuit in order to recover the taxes and contributions paid in error or in excess and whose process may at the end represent gains that, due to their contingent nature, are not recorded in the financial statements as of March 31, 2007. Because of the progress of this case, the Company’s management, based on the evaluation of legal advisors, classified the demands as possibly being successful. On March 31, 2007, these lawsuits are related to the Expansion of the Calculation Basis of PIS and COFINS, in the amount of R$8.

21	Provision for post-employment benefits

Ipiranga Química S.A.

Ipiranga Química S.A., together with the other Petróleo Ipiranga Companies, sponsors the Fundação Francisco Martins Bastos - FFMB, which is a closed complementary pension plan that has the objective of managing and executing pension benefit plans for the employees in the Petróleo Ipiranga Companies.

The FFMB benefits plan was created in 1993. Initially it was constituted as a basic benefit (set up in the modality of defined benefit) and in July, 1998 the supplementary benefit was implemented (structured as a defined contribution in the capitalization phase of the programmable benefits), whose contribution percentage is applicable to eventual variable remunerations. The cost of the plan is apportioned among the sponsors and participants.

The Company, in addition to the retirement plan, recognizes provision for post-employment benefits related to a bonus for time of service, indemnity of the employment security fund - FGTS, and medical and life insurance for eligible retirees (“complementary benefits”).

29

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

On August 31, 2005, the Complementary Pension Secretariat - SPC, through an official letter no. 1003/SPC/DETEC/CGAT, approved FFMB’s new Benefits Plan Regulation. New rules of portability were introduced, as well as those of the deferred proportional benefit, self-sponsorship, and the redemption foreseen in Resolution CGPC no. 6 of October 30, 2003, which put into effect the changes in the calculation of the benefits as well as the new life expectancy table GAM-83 and the change in the actuarial method from unit credit to projected unit credit, as actuarial adaptations.

The main changes in the calculations of the benefits, approved in the new regulation, have to do with the adjustment of the unit salary, the gradual elimination of the bonus in the counting of the service credited for benefit-calculation purposes, and the increase of the reducing percentage of the basic benefit of early retirement.

These changes in the FFMB plan produced in the Petróleo Ipiranga Companies (joint sponsors) a reduction in the total cost of the plan defined by the actuary for 2006, based on the applicable payroll, of around 36%.

During 2006, SPC through Resolution CGPC no. 18 of March 28, 2006 established new technical-actuarial parameters for the closed private pension entities. Accordingly, the minimum life expectancy table to be adopted became the AT-1983, extending by approximately two years the life expectancy of the active participants.

The amounts related to the complementary benefits and the pension plan were calculated in an annual actuarial assessment conducted by independent actuaries as of December 31, 2006 and are recognized in the financial statements in accordance with NPC 26.

COPESUL - Companhia Petroquímica do Sul

Copesul and its employees contribute to PETROS - Fundação Petrobras de Seguridade Social, in connection with retirement and defined benefit pension plans. In 2006, the global contribution rate was 12.93% on the total of income of employees participating in the plan.

According to the regulations of the PETROS - Fundação Petrobras de Seguridade Social Benefits Plan and pertinent legislation, in case of a significant shortfall of technical reserves, the sponsors and participants will contribute additional financial resources, or there should be an adjustment of the benefits of the plan to the available funds. Up to the present date no such contribution was needed.

30

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

In May 2003, the Board of Directors approved the Complementary Pension Plan called COPESULPREV, a closed defined contribution plan. This plan aims to provide benefits to employees not included in the old PETROS plan, which is now closed to new members. Plan management will be carried out through Fundação PETROBRAS de Seguridade Social - PETROS, in an independent manner, not linked to any other pension plan managed by that entity, in compliance with Complementary Law 109/2001.

22	Related parties

According to CVM Deliberation 26/86, the related parties are considered those entities, whether individuals or companies, with which the Company has the possibility of contracting, in the broad sense of this word, under conditions other than those that might be applicable to independent third parties, not subject to the Company’s managerial control or any other influence.

	3/31/2007	12/31/2006
	Unaudited
Assets and Liabilities
Assets
Current assets
Customers
Companhia Brasileira de Petróleo Ipiranga S.A.	1

	1
Liabilities
Current liabilities
Suppliers
Companhia Brasileira de Petróleo Ipiranga S.A.	2	1
Refinaria de Petróleo Ipiranga S.A.	2	3

	4	4

31

Ipiranga Química S.A. and subsidiaries

Notes to the Consolidated Financial Statements

at March 31, 2007 and 2006 (Unaudited) and December 31, 2006

In millions of reais - except when otherwise indicated

	Quarter ended 3/31/2007	Quarter ended 3/31/2006
	Unaudited	Unaudited
Statement of Operations Accounts
Operations
Gross sales and/or services
Companhia Brasileira de Petróleo Ipiranga S.A.	1	1
Ipiranga Asfaltos S.A.	1	1

	2	2
Purchases
Companhia Brasileira de Petróleo Ipiranga S.A.	4	1
Refinaria de Petróleo Ipiranga S.A.	6	7
Empresa Carioca de Produtos Químicos S.A.	1	1
Tropical Transportes Ipiranga Ltda	2	1

	13	10
Operating Expenses/Income
Financial
Financial Expenses
Companhia Brasileira de Petróleo Ipiranga S.A.	1	5
Distribuidora Produtos de Petróleo Ipiranga S.A.	2	8

	3	13

*          *          *

32